Mail Stop 3561

March 20, 2006

Mr. Christopher J. Pappas
President and Chief Executive Officer
Luby's, Inc.
13111 Northwest Freeway, Suite 600
Houston, Texas 77040

Re: **Luby's, Inc.**
        Form 10-K for the Fiscal Year Ended August 31, 2005
        File No. 001-08308

Dear Mr. Pappas:

        We have reviewed your filing that is referenced above. We have limited our review to
your financial statements and related disclosures, and we have the following comments. Where
indicated, we think you should revise your future filings in response to these comments. If you
disagree, we will consider your explanation as to why our comment is inapplicable or a revision
is unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with information so we may better understand your
disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filings. We look forward to working with you in these respects. We welcome any
questions you may have about our comments or any other aspect of our review. Feel free to call
us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations, page 13

1.   We note from your disclosure in footnote 11 to your financial statements that you have
        recognized a gain of $1.98 million as other income in fiscal year 2004, which related to
        the sale and lease-back of one your Corpus Christi locations. Paragraph (a)(3) of Item
        303 of Regulation S-K requires you to provide a discussion in the Results of Operations
        section of your MD&A, describing any unusual or infrequent events or transactions that
        materially affected the amount of reported income from your continuing operations. Due

to the significance of the gain recognized from the sale and lease-back transaction relative to your reported income from continuing operations for fiscal year 2004, we believe that the details of this transaction, as well as, the financial impact of the transaction, should have been discussed in MD&A. In future filings, please expand your disclosures in the Results of Operations section of MD&A, accordingly.

EBITDA, page 16

2.   We note that the non-GAAP financial measure which you have titled "EBITDA" has been calculated based on the definition included in your revolving credit facility agreement. As such, the financial measure which you have disclosed includes adjustments for (i) certain non-cash income and expense items and (ii) certain non-recurring items of income or expense that would not be excluded from the traditional calculation of EBITDA. However, we note that the GAAP measure "Earnings," included in the calculation of EBITDA, is intended to mean net income as presented in your statement of operations prepared under GAAP. In future filings, please revise to disclose the non-GAAP measure which has been presented, as adjusted EBITDA. Please refer to Question number 14 of our June 13, 2003 release titled "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

3.   We note that the primary reason that you have included the non-GAAP measure which you have called "EBITDA" is due to the use of this measure by your lenders to determine compliance with certain financial debt covenants contained in your revolving credit facility agreement. In addition, you state that EBITDA provides a meaningful measure of liquidity, providing additional information regarding your cash earnings from ongoing operations and regarding your ability to service long-term debt and other fixed obligations. As you have disclosed EBITDA as a non-GAAP measure of liquidity, we believe that a measure of cash flow is the most directly comparable GAAP measure to which EBITDA should be reconciled. In addition, we note that even in instances in which EBITDA is disclosed as a performance measure, operating income would not be considered the most directly comparable GAAP financial measure because EBIT and EBITDA make adjustments for items that are not included in operating income. In future filings, please revise your document to provide a reconciliation of EBITDA to a measure of cash flow accordingly. Refer to the guidance provided in Question numbers 12 and 15 of our June 13, 2003 release titled "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

4.   We note that you have indicated that you consider EBITDA to be an important measure of operating performance. In future filings, please specifically discuss how and why management uses EBITDA as a measure of operating performance, or remove the reference to the use of EBITDA as an operating performance measure.

Critical Accounting Estimates, page 22

5.   We note that you recorded a $1 million increase to workers' compensation and employee injury costs accrual in the fourth quarter of fiscal 2004 and changed your method for developing an estimate of the accrual. In fiscal 2005, we note that you actually experienced a reduction in workers compensation due to revised reserve estimates resulting from reductions in recent claims experience. In this regard, please tell us and revise your "Critical Accounting Estimate" disclosures in future filings for the following:

- Provide us with specific detail of your current and prior methodology that was used to develop the reserve for workers' compensation and employee injury costs for those reported claims and incurred but not yet reported claims.

- Tell us specifically why the reserve was increased in the fourth quarter of 2004 and significantly reduced in 2005.

- Expand your critical accounting estimates section of MD&A to provide a discussion of the significant assumptions made and estimates used to develop the estimate of your liability for self-insurance reserves, including the incurred claims but not yet reported portion.

Please refer to our Interpretive Release regarding Management's Discussion and Analysis (FR-72) for further guidance.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 5. Property, Plant and Equipment, page 39

6.   We note that the amount of your property and equipment, before accumulated depreciation, declined by approximately $7.3 million between fiscal 2004 and fiscal 2005. Please tell us if you impaired some fixed assets during 2005. If so, please tell us about the fixed assets that were impaired, the amount of the impairment charge and the income statement caption where you reflected such charge. If not, provide us with the reason for the significant decline in 2005. We note that any impairment charges taken on property and equipment should be reflected in income from operations and not within non-operating income. We may have further comment upon receipt of your response.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Also, revise your future filings in response to these comments, as appropriate. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at (202) 551-3302 or Michele Gohlke at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Michele Gohlke
Branch Chief

Via facsimile: Ernest Pekmezaris, CFO
(713) 329-6819